SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549





                                 FORM 11-K



(Mark one)

      [ X ] Annual Report Pursuant to Section 15(d) of the
              Securities Exchange Act of 1934         [Fee Required]

For the fiscal year ended December 31, 1993

                                    or

      [   ] Transition Report Pursuant to Section 15(d) of the
              Securities Exchange Act of 1934         [No Fee Required]

For the transition period from ________________ to _________________




Commission File Number 1-5057



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         BOISE CASCADE CORPORATION
                    INDIVIDUAL RETIREMENT ACCOUNT PLAN





B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         BOISE CASCADE CORPORATION
                           One Jefferson Square
                                P.O. Box 50
                          Boise, Idaho 83728-0001

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
      Boise Cascade Corporation:


      We have audited the accompanying combined statements of participants' equity and net assets available for plan benefits of the Boise Cascade Corporation Individual Retirement Account Plan as of December 31, 1993, 1992, and 1991, and the related combined statements of changes in participants' equity and net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of Boise Cascade Corporation. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and signifi-cant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Boise Cascade Corporation Individual Retirement Account Plan as of
December 31, 1993, 1992, and 1991, and the combined changes in participants' equity and net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

      Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules I, II, III, and IV are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and/or the Securities and Exchange Commission rules and regulations under the Securities Exchange Act of 1934. Such schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.




Boise, Idaho
April 15, 1994                                        ARTHUR ANDERSEN & CO.

BOISE CASCADE CORPORATION

INDIVIDUAL RETIREMENT ACCOUNT PLAN

COMBINED STATEMENTS OF PARTICIPANTS' EQUITY AND
  NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                       December 31
                                            1993         1992          1991

Assets
  Investments, at current
    value (Note 1)                       $5,296,043   $6,190,557    $5,043,112
  Cash                                        5,449       12,849           929
  Short-term securities at cost,
    which approximates market (Note 1)      774,713       15,160     1,544,000
  Interest receivable                         2,149          363         1,984
  Other                                          32         -             -
                                         __________   __________    __________
                                          6,078,386    6,218,929     6,590,025
                                         __________   __________    __________

Liabilities
  Other                                       1,050          863           725
                                         __________   __________    __________

Participants' equity and net assets
  available for plan benefits at
  end of the year                        $6,077,336   $6,218,066    $6,589,300


COMBINED STATEMENTS OF CHANGES IN PARTICIPANTS' EQUITY AND
  NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                Year Ended December 31
                                           1993         1992          1991
Participants' equity and net assets
  provided by (used for)
  Investment income
    Interest income                     $  222,761   $  326,940    $  451,507
    Dividend income and mutual fund
      distributions                        158,881       44,518        35,773
  Contributions
    Participants' contributions            112,417      140,890       172,644
    Amounts transferred from other
      plans (Note 1)                        29,849      147,531       193,211
  Appreciation (depreciation) of
    investments, net (Note 1)              (37,552)    (104,612)      390,882
  Payments to participants (Note 1)       (627,086)    (926,501)     (429,107)
                                        __________   __________    __________

Increase (decrease) in participants'
  equity and net assets                   (140,730)    (371,234)      814,910
Participants' equity and net assets
  available for plan benefits at
    Beginning of the year                6,218,066    6,589,300     5,774,390
                                        __________   __________    __________
    End of the year                     $6,077,336   $6,218,066    $6,589,300

The accompanying notes are an integral part of these Financial Statements.

                         BOISE CASCADE CORPORATION
                    INDIVIDUAL RETIREMENT ACCOUNT PLAN
                       NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   PLAN DESCRIPTION. The Boise Cascade Corporation Individual Retirement Account Plan (the "Plan") is an individual retirement account plan administered by Boise Cascade Corporation (the "Company"). At
   December 31, 1993, there were 298 employees, 109 former employees, and 69 spouses who were participants in the Plan.

   All contributions to the Plan are made by participants in the Plan and are fully vested at the time of contribution. Contributions are limited to an annual amount that does not exceed the lesser of 100% of a participant's compensation or $2,000 to an individual participant account or $2,250 to an account for an individual and his or her spouse. Contri-butions for a particular year can be made at any time during that year or prior to April 15 of the following year. Annual contributions made to individual retirement accounts in excess of these limitations are subject to an Internal Revenue Code (the "Code") penalty. Subject to the terms of the Plan and Internal Revenue Service regulations, participants may transfer to the Plan amounts distributed or withdrawn from another individual retirement account plan or from a tax-qualified employee benefit plan maintained by a previous employer.

   INVESTMENTS. At December 31, 1993, there were three investment funds in the Plan: a Fixed Income Fund that invests primarily in bank and insurance investment contracts that provide a fixed interest rate; a Diversified Common Stock Fund that invests primarily in mutual funds that invest in common stocks or securities that are convertible into common stocks; and a Money Market Fund that invests in various types of money market securities. The short-term securities on the Combined Statements of Participants' Equity and Net Assets Available for Plan Benefits at December 31, 1991, resulted primarily from a maturity of an investment in the Fixed Income Fund that was invested with State Street Bank and Trust Company prior to reinvestment in a fixed rate investment contract.

   Investments in these funds are made in accordance with guidelines in the Individual Retirement Account Plan Trust Agreement between State Street Bank and Trust Company, as trustee, and the Company. The trustee invests participants' accounts among the three funds as directed by each participant.

   The following schedule sets forth the number of employee participants with contributions in the funds:
                                              Number of Employee
                                        Participants with Contributions
                                          in Funds as of December 31
      Title of Fund                        1993      1992      1991

      Fixed Income Fund                     152       176       212
      Diversified Common Stock Fund          50        36        43
      Money Market Fund                       6         6         8
      Employees with contributions
        in more than one fund                90       103       110
                                           ____      ____      ____
      Total employee participants           298       321       373

      The detail of the investments of each fund is as follows:

                                      Shares Held                    Current
                                       at the End     Cost of     Value at End
     1993                             of the Year    Each Item     of the Year
     Fixed Income Fund
       Prudential Asset
         Management Company, Inc.                   $  647,954    $  647,954
       Hartford Life Insurance
         Company                                     2,226,921     2,226,921
       Peoples Security Life
         Insurance Company                             881,403       881,403
                                                    __________    __________
                                                    $3,756,278    $3,756,278

     Diversified Common Stock Fund
       Twentieth Century Investors, Inc.
         Growth Fund                      31,421    $  622,352    $  703,827
         Select Fund                      18,445       692,806       727,845
                                                    __________    __________
                                                    $1,315,158    $1,431,672

     Money Market Fund
       Eaton Vance Cash
         Management Fund                            $  108,093    $  108,093

     1992
     Fixed Income Fund
       Prudential Asset
         Management Company, Inc.                   $1,788,600    $1,788,600
       Hartford Life Insurance
         Company                                     2,119,205     2,119,205
       Peoples Security Life
         Insurance Company                             851,865       851,865
                                                    __________    __________
                                                    $4,759,670    $4,759,670

     Diversified Common Stock Fund
       Twentieth Century Investors, Inc.
         Growth Fund                      27,019    $  492,532    $  658,178
         Select Fund                      16,870       608,929       653,193
                                                    __________    __________
                                                    $1,101,461    $1,311,371

     Money Market Fund
       Eaton Vance Cash
         Management Fund                            $  119,516    $  119,516

     1991
     Fixed Income Fund
       Prudential Asset
         Management Company, Inc.                   $2,723,953    $2,723,953
       Peoples Security Life
         Insurance Company                             866,843       866,843
                                                    __________    __________
                                                    $3,590,796    $3,590,796

     Diversified Common Stock Fund
       Twentieth Century Investors, Inc.
         Growth Fund                      26,368    $  419,454    $  681,079
         Select Fund                      14,742       504,762       625,074
                                                    __________    __________
                                                    $  924,216    $1,306,153
     Money Market Fund
       Eaton Vance Cash
         Management Fund                            $  146,163    $  146,163

The following tables set forth rates of return experienced by each of the Plan's funds for the periods indicated:

                                                     Year Ended December 31
                                                   1993      1992      1991
        Fixed Income Fund (1)
          Blended rate                             4.17%     5.47%      6.32%
          1988 Generation                          9.01      8.99       8.97
        Diversified Common Stock Fund              9.33     (4.41)     49.70
        Money Market Fund                          2.54      3.15       5.54

   (1) Commencing in 1989, the Fixed Income Fund of the Plan began investing primarily in investment contracts issued by insurance companies and banks. The return received by the fund from these contracts varies in response to prevailing market conditions at the time the investments were made. Prior to 1989, investments were made under annual contracts issued by insurance companies that had assured rates of return for the year of contribution and five subsequent years (a "generation"). The assured minimum rate of return was 8.95% for the 1988 generation.

   APPRECIATION (DEPRECIATION) OF INVESTMENTS. Appreciation (depreciation) of investments in the Diversified Common Stock Fund is recognized based on quoted market prices. The cost of investments sold or distributed is based on average cost. The following table sets forth that portion of the total net appreciation (depreciation) that was realized through sale or distribution in the Diversified Common Stock Fund during the years ended December 31, 1993, 1992, and 1991.

     1993
     Current value                                      $ 317,991
     Average cost                                         262,147
                                                        _________
       Net appreciation realized                        $  55,844


     1992
     Current value                                      $ 366,441
     Average cost                                         299,026
                                                        _________
       Net appreciation realized                        $  67,415


     1991
     Current value                                      $ 240,700
     Average cost                                         203,505
                                                        _________
       Net appreciation realized                        $  37,195

       The change in the unrealized portion of net appreciation
        (depreciation) of investments in the Diversified Common Stock Fund was as follows:

     Balance at December 31, 1990                               $  28,250
     Unrealized appreciation                                      353,687
                                                                _________
     Balance at December 31, 1991                                 381,937
     Unrealized depreciation                                     (172,027)
                                                                _________
     Balance at December 31, 1992                                 209,910
     Unrealized depreciation                                      (93,396)
                                                                _________
     Balance at December 31, 1993                               $ 116,514

   EXPENSES. All expenses of administration of the Plan are paid by the Company. The expenses of administration include the fees and expenses of the trustee. Investment management fees incurred are paid from the assets of the fund to which they relate.

   PAYMENTS TO PARTICIPANTS. Payments to participants withdrawing part or all of their account balances are made approximately 25 days after the last day of the month during which the participant informs the Plan administrator of that withdrawal.

2. FEDERAL INCOME TAXES

   The Company has received a determination letter dated September 25, 1987, from the Internal Revenue Service holding that the Plan is qualified under
   Section 408 of the Code and, therefore, the Plan's related trust is exempt from federal income taxes. Subject to certain limitations on maximum annual contributions (see Note 1), participants' tax-deductible contributions and appreciation on all contributions are not subject to federal income taxes until such amounts are withdrawn by or distributed to the participant.

Schedule I                                                                                             EIN 82-01009
                                                                                                       Item 27(a)
                                                BOISE CASCADE CORPORATION
                                           INDIVIDUAL RETIREMENT ACCOUNT PLAN
                                     SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                    DECEMBER 31, 1993

                                               Description of Investment Including
Name of Issue, Borrower,                          Maturity Date, Rate of Interest,
Lessor, or Similar Party                        Collateral, Par, or Maturity Value            Cost       Current Value

FIXED INCOME FUND

  Prudential Asset Management Company, Inc.        Contract GA-8947, due dates
                                                     and interest rates variable           $  647,954      $  647,954

  Hartford Life Insurance Company                  Floating Rate Contract, due
                                                     90 days from day of notice,
                                                     interest rate variable                 1,107,027       1,107,027

  Hartford Life Insurance Company                  Floating Rate Contract, due
                                                     June 19, 1995, interest rate
                                                     variable                               1,119,894       1,119,894

  Peoples Security Life Insurance Company          Floating Rate Contract, due
                                                     30 days from day of notice,
                                                     interest rates variable                  881,403         881,403
                                                                                           __________      __________
                                                                                           $3,756,278      $3,756,278

  State Street Bank and Trust Company (1)          Short-Term Investment Fund, due
                                                     dates and interest rates variable     $  774,713      $  774,713

DIVERSIFIED COMMON STOCK FUND

  Twentieth Century Investors, Inc.                Growth Fund, 31,421 shares              $  622,352      $  703,827
                                                   Select Fund, 18,445 shares                 692,806         727,845
                                                                                           __________      __________
                                                                                           $1,315,158      $1,431,672

MONEY MARKET FUND

  Eaton Vance Cash Management Fund                 Not applicable                          $  108,093      $  108,093



(1) Known party-in-interest.

BOISE CASCADE CORPORATION                                       EIN 82-01009

INDIVIDUAL RETIREMENT ACCOUNT PLAN
FIXED INCOME FUND

SCHEDULE II -- STATEMENTS OF PARTICIPANTS' EQUITY AND
  NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                      December 31
                                            1993         1992          1991

Assets
  Investments, at current value          $3,756,278   $4,759,670    $3,590,796
  Cash                                        1,691        9,935           599
  Short-term securities at cost,
    which approximates market               774,713       15,160     1,544,000
  Interest receivable                         1,945           67         1,984
  Other                                           6         -             -
                                         __________   __________    __________
                                          4,534,633    4,784,832     5,137,379
                                         __________   __________    __________

Liabilities
  Other                                       1,050          863           725
                                         __________   __________    __________

Participants' equity and net assets
  available for plan benefits at
  end of the year                        $4,533,583   $4,783,969    $5,136,654


SCHEDULE III -- STATEMENTS OF CHANGES IN PARTICIPANTS' EQUITY AND
  NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                               Year Ended December 31
                                           1993         1992          1991
Participants' equity and net assets
  provided by (used for)
  Investment income
    Interest income                     $  219,863   $  323,040    $  443,532
  Contributions
    Participants' contributions             56,067       69,322       129,407
    Amounts transferred from other
      plans                                 22,870       41,589       145,445
  Payments to participants                (467,868)    (629,709)     (350,753)
  Transfers between funds                  (81,318)    (156,927)       54,010
                                        __________   __________    __________

Increase (decrease) in participants'
  equity and net assets                   (250,386)    (352,685)      421,641
Participants' equity and net assets
  available for plan benefits at
    Beginning of the year                4,783,969    5,136,654     4,715,013
                                        __________   __________    __________
    End of the year                     $4,533,583   $4,783,969    $5,136,654

BOISE CASCADE CORPORATION                                         EIN 82-01009

INDIVIDUAL RETIREMENT ACCOUNT PLAN
DIVERSIFIED COMMON STOCK FUND

SCHEDULE II -- STATEMENTS OF PARTICIPANTS' EQUITY AND
  NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                      December 31
                                            1993         1992          1991

Assets
  Investments, at current value          $1,431,672   $1,311,371    $1,306,153
  Cash                                        3,597        2,914           330
  Other                                          26         -             -
                                         __________   __________    __________

Participants' equity and net assets
  available for plan benefits at
  end of the year                        $1,435,295   $1,314,285    $1,306,483


SCHEDULE III -- STATEMENTS OF CHANGES IN PARTICIPANTS' EQUITY AND
  NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                               Year Ended December 31
                                           1993         1992          1991
Participants' equity and net assets
  provided by (used for)
  Investment income
    Dividend income and mutual fund
      distributions                     $  158,906   $   44,518    $   35,773
  Contributions
    Participants' contributions             53,850       70,543        40,181
    Amounts transferred from other
      plans                                  3,976       86,508        47,766
  Appreciation (depreciation) of
    investments, net                       (37,552)    (104,612)      390,882
  Payments to participants                (149,499)    (251,777)      (61,973)
  Transfers between funds                   91,329      162,622       (54,010)
                                        __________   __________    __________

Increase in participants' equity
  and net assets                           121,010        7,802       398,619
Participants' equity and net assets
  available for plan benefits at
    Beginning of the year                1,314,285    1,306,483       907,864
                                        __________   __________    __________
    End of the year                     $1,435,295   $1,314,285    $1,306,483

BOISE CASCADE CORPORATION                                        EIN 82-01009

INDIVIDUAL RETIREMENT ACCOUNT PLAN
MONEY MARKET FUND

SCHEDULE II -- STATEMENTS OF PARTICIPANTS' EQUITY AND
  NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                       December 31

                                            1993         1992          1991

Assets
  Investments, at current value          $  108,093   $  119,516    $  146,163
  Cash                                          161         -             -
  Interest receivable                           204          296          -
                                         __________   __________    __________

Participants' equity and net assets
  available for plan benefits at
  end of the year                        $  108,458   $  119,812    $  146,163


SCHEDULE III -- STATEMENTS OF CHANGES IN PARTICIPANTS' EQUITY AND
  NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                Year Ended December 31

                                           1993         1992          1991
Participants' equity and net assets
  provided by (used for)
  Investment income
    Interest income                     $    2,873   $    3,900    $    7,975
  Contributions
    Participants' contributions              2,500        1,025         3,056
    Amounts transferred from other
      plans                                  3,003       19,434          -
  Payments to participants                  (9,719)     (45,015)      (16,381)
  Transfers between funds                  (10,011)      (5,695)         -
                                        __________   __________    __________

Decrease in participants' equity
  and net assets                           (11,354)     (26,351)       (5,350)
Participants' equity and net assets
  available for plan benefits at
  Beginning of the year                    119,812      146,163       151,513
                                        __________   __________    __________
  End of the year                       $  108,458   $  119,812    $  146,163

Schedule IV                                                                                                          EIN 82-01009
                                                                                                                     Item 27(d)
                                                       BOISE CASCADE CORPORATION
                                                  INDIVIDUAL RETIREMENT ACCOUNT PLAN
                                                  SCHEDULE OF REPORTABLE TRANSACTIONS
                                                 FOR THE YEAR ENDED DECEMBER 31, 1993


                           Description of                              Total            Expense                  Current
                           Asset (Include                    Total    Dollar           Incurred                 Value of
                        Interest Rate and      Number       Dollar     Value               with                 Asset on
   Identity of                Maturity in   of Trans-     Value of  of Sales    Lease    Trans-     Cost of  Transaction    Net Gain
Party Involved              Case of Loan)     actions    Purchases     Price   Rental    action       Asset         Date   or (Loss)

State Street Bank      State Street
  and Trust Company(1)   Short-Term
                         Investment Fund,
                         interest rates and
                         due dates variable      36     $1,278,976  $    -     $   -   $    -    $1,278,976   $1,278,976  $   -

State Street Bank      State Street
  and Trust Company(1)   Short-Term
                         Investment Fund,
                         interest rates and
                         due dates variable      27           -       519,422      -        -       519,422      519,422      -

Twentieth Century      10,570 shares of
  Investors, Inc.        Growth Fund             28        246,552       -         -        -       246,552      246,552      -

Twentieth Century      6,168 shares of
  Investors, Inc.        Growth Fund             28           -       149,524      -        -       116,732      149,524    32,792

Twentieth Century      5,563 shares of
  Investors, Inc.        Select Fund             30        229,292       -         -        -       229,292      229,292      -

Twentieth Century      3,988 shares of
  Investors, Inc.        Select Fund             17           -       168,467      -        -       145,415      168,467    23,052


(1) Known party-in-interest.

                                SIGNATURES


      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          BOISE CASCADE CORPORATION
                                          INDIVIDUAL RETIREMENT ACCOUNT PLAN



Date:  June 15, 1994                      By  /s/J. M. Gwartney

                                                 J. M. Gwartney
                                                 Chairman of the
                                                 Retirement Committee

                        BOISE CASCADE CORPORATION

                             INDEX TO EXHIBITS
                           Filed with the Report
                           on Form 11-K for the
                       Year Ended December 31, 1993


Reference           Description                                   Page
Number(1)

Exhibit A              Consent of Independent Public                  14
                       Accountants Dated June 15, 1994




(1) This material appears only in the manually signed original of the report on Form 11-K.

                CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


   As independent public accountants, we hereby consent to the incorporation of our report dated April 15, 1994, included in this Form 11-K for the year ended December 31, 1993, into the Company's previously filed post-effective amendment No. 1 to Form S-8 registration statement (File No. 2-96196).



                                             ARTHUR ANDERSEN & CO.



Boise, Idaho
June 15, 1994